

June 13, 2012

Via E-mail
Mr. Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

> **RE:** **Celanese Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed April 24, 2012**
> **Response dated June 5, 2012**
> **File No. 1-32410**

Dear Mr. Sterin:

We have reviewed your response letter dated June 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Notes to the Financial Statements

Note 25. Segment Information, page 135

1. We note your response to comments three through eight in our letter dated May 14, 2012. Please help us better understand what financial measures are used to assess performance and allocate resources by your CODM by providing us with all of the financial information

provided to your CODM and Board of Directors for the three months ended March 31, 2012 as well as for the year ended December 31, 2011.

2. Given that you previously presented earnings (loss) from continuing operations before tax in your segment note and you discuss gross margin at least on a consolidated basis in your filings, please include both of these financial measures in your analysis for each of the last five fiscal years for your Acetate, Nutrinova, Emulsions and EVA Performance operating segments. Please present the dollar amounts of these financial measures as well as these financial measures as a percentage of total net sales. Please provide this information for each operating segment as well as for the combined reportable segments.

3. In order for us to better understand the significance of each operating segment to the combined reportable segment, please expand your analysis in Appendix A to present the dollar amount of each financial measure for each operating segment as well as for the combined reportable segment.

4. In looking at operating profit as a percentage of net sales, it appears that the inclusion of the EVA Performance operating segment in the Industrial Specialties reportable segment changed historical trends. For example, from 2009 to 2010, there was a decrease in this percentage for the Emulsions operating segment; however the inclusion of the EVA Performance operating segment resulted in a net increase to operating profit as a percentage of net sales for the Industrial Specialties reportable segment. In a similar manner from 2010 to 2011, there was an increase in operating profit as a percentage of net sales for the Emulsions operating segment; however the inclusion of the EVA Performance operating segment, resulted in a net decrease to operating profit as a percentage of net sales for the Industrial Specialties reportable segment. Please advise.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief